

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 29, 2011

<u>Via Fax & U.S. Mail</u>

Ms. Kathy Willard
Chief Financial Officer
9348 Civic Center Drive
Beverly Hills, California 90210

> **Re: Live Nation Entertainment, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-32611**

Dear Ms. Willard:

      We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Management's Discussion and Analysis</u>

-   <u>Concerts Results of Operations, page 57</u>

1. We note from your disclosure on page 57 that revenue increased during 2010 due to several acquisitions made in 2009. Please tell us why you have not included the disclosures required by ASC 805 in the notes to the financial statements for these 2009 acquisitions. If the acquisitions were not material either individually or in the aggregate, please state that conclusion.

- Uses of Cash
– Capital Expenditures, page 68

2. Please revise to disclose the estimated amount of capital expenditures the Company expects to incur during the year ended December 31, 2011. See Item 303(A)(2) of Regulation S-K.

Audited Financial Statements for the Year Ended December 31, 2010

Statements of Cash Flows, page 81

3. We note that you have presented the "loss (gain) on sale of operating assets" as a reconciling item in the net cash provided by (used in) operating activities. Please explain to us why the amounts of this line item do not agree with those on the statement of operations under the "loss (gain) on sale of operating assets" line item for the years ended December 31, 2010, 2009 and 2008.

4. We note from the statement of cash flows that you made payments for deferred and contingent consideration in both 2010 and 2009. Please tell us, and disclose in the notes to the financial statements in future filings, the nature of these payments and explain to us how you accounted for these payments in your financial statements.

Notes to the Financial Statements

Note 2. Long-Lived Assets
– Definite-lived Intangibles, page 88

5. We note your disclosure that due to a change in estimate in certain revenue-generating contracts, the Company recorded $5.9 million of additional amortization expense during 2009. Please explain to us the nature of this change in estimate and tell us why you believe it was appropriate to record this change in estimate in 2009.

- Goodwill, page 89

6. We note your disclosure that you are in the process of finalizing the acquisition accounting for recent acquisitions which could result in a change to the relevant purchase price allocations including goodwill. Please tell us if you have finalized the acquisition

accounting for your recent acquisitions since this disclosure and if so, please tell us the nature and amount of any significant adjustments recorded.

–Long-Lived Asset Disposals, page 92

7. We note your disclosure that the sales price for the theater management agreement in September 2009 included a contingent earn-out to be paid over the next five years. Please tell us and disclose in the notes to the financial statements in future filings the terms of this contingent earn-out and how you will account for any amounts if earned.

Note 10. Fair Value Measurements, page 107

8. We note from your disclosures Note 10 that you do not disclose any information about the fair value of assets measured at fair value on a nonrecurring basis such as the asset impairments recorded in 2010 and 2009. Please revise Note 10 in future filings to include the disclosures required by ASC 820-10-50 for all assets and liabilities measured at fair value on a non-recurring basis. Note that a tabular format is required for these disclosures. See guidance at ASC 820-10-50-8.

Note 11. Commitments and Contingent Liabilities, page 109

9. We note from your disclosure in Note 11 that you have several open legal actions which represent potential loss contingencies in which an accrual does not appear to have been recorded in the financial statements. For each of these potential loss contingencies, please tell us and disclose in the notes to the financial statements in future filings, if there is at least a reasonable possibility that a loss or an additional loss may have been incurred. If so, please revise future filings to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. See ASC 450-20-50.

10. We note from your disclosure in Note 11 that as of December 31, 2010 you have accrued $1.2 million in other current liabilities and $16.7 million in other long-term liabilities representing the fair value of contingent obligations related to acquisitions made after January 2009. We also note that you have disclosed the fair value of this obligation in Note 10. Please revise the notes to the financial statements in future filings to disclose any changes in the recognized amounts, including any differences arising upon settlement, and any changes in the range of outcomes and the reasons for those changes. See guidance in ASC 805-30-50-4.

Note 14. Stockholders' Equity
- Redeemable Non-Controlling Interests, page 118

11. We note from the statement of stockholders' equity that a fair value adjustment of $17,687 was made to the redeemable noncontrolling interests during 2010. Please

explain to us, and disclose in the notes to the financial statements in future filings, the nature of the fair value adjustment and how the amount was calculated or determined.

Note 15. Stock-Based Compensation, page 120

- Stock Options, page 122

12. We note your disclosure that you use the simplified method to estimate the expected term as you do not have sufficient historical exercise data due to the limited period of time the equity shares have been publicly traded. In light of the fact that you became a publicly traded company in 2005, please explain to us why you believe it is appropriate to use the simplified method for stock option grants for the year ended December 31, 2010.

– Restricted Stock and Restricted Stock Units, page 123

13. We note your disclosure that RSU grants to international employees require cash settlement at the end of the vesting term and are therefore classified as liabilities. Please tell us the amount of the liability recorded on the balance sheet as of December 31, 2010 and 2009 related to these cash settled RSUs. Also, please tell us the amount of the fair value adjustment recognized in the statement of operations during 2010 and 2009.

Note 19. Quarterly Results of Operations, page 130

14. We note your disclosure that certain line items have been recast from the amounts that were previously reported in the Form 10-Qs for the periods ended March 31, 2010, June 20, and September 30, 2010. These recast amounts relate to purchase accounting adjustments which are required to be reflected in the period of the business combination. Please provide for us, and revise to disclose in future filings, the nature and amount of any measurement period adjustment that was recognized during the year ended December 31, 2010. See ASC 805-10-50-6. Also, please tell us about the non-cash gain on the settlement of a pre-existing relationship with LN-Haymon and explain to us why it was not identified until the third quarter of 2010 when the acquisition occurred in the second quarter of 2010.

Note 20. Subsequent Events, page 131

15. We note that in February 2011 you acquired all of the remaining equity interests of Front Line that you did not previously own. Please explain to us how you accounted for this acquisition of the non-controlling interest, including how you accounted for any difference between the consideration paid to the non-controlling interests and the amount recorded as non-controlling interest on the balance sheet.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202)551-3301 or Jean Yu at (202)551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 if you have any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(310) 867-7054